UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

Napster, Inc.

(Name of Subject Company)

Napster, Inc.

(Names of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

630797108

(CUSIP Number of Class of Securities)

Wm. Christopher Gorog

Chief Executive Officer and Chairman of the Board

Napster, Inc.

9044 Melrose Avenue

Los Angeles, California 90069

(310) 281-5000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With a copy to:

David Krinsky, Esq.

O’Melveny & Myers LLP

610 Newport Center Drive, Suite 1700

Newport Beach, California 92660

(949) 760-9600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) amends and supplements Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 26, 2008, and subsequently amended by Amendment No. 1 on October 2, 2008, Amendment No. 2 on October 10, 2008, and Amendment No. 3 on October 14, 2008 (as further amended from time to time, the “Schedule 14D-9”), by Napster, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to a tender offer by Puma Cat Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Best Buy Co., Inc., a Minnesota corporation (“Parent”), disclosed in a Tender Offer Statement on Schedule TO, as amended through the date hereof (as amended, the “Schedule TO”), originally filed with the SEC on September 26, 2008 and amended by Amendment No. 1 on October 2, 2008, Amendment No. 2 on October 10, 2008 and Amendment No. 3 on October 14, 2008, to purchase all issued and outstanding shares of the Company’s common stock, and the stock purchase rights associated with such shares (the “Shares”), at a price of $2.65 per Share, without interest or accrued dividends, net to the seller in cash, upon the terms and subject to the conditions in the Offer to Purchase dated September 26, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which together with the Offer to Purchase constitute the “Offer”), which were filed as exhibits to the Schedule TO.

All information in the Schedule 14D-9 is incorporated by reference in this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein. Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used below but not defined in this Amendment have the meanings set forth in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of Schedule 14D-9 is hereby amended and supplemented by adding the following section:

“(j) The Offer.

At 12:00 midnight, Eastern Time, at the end of Friday, October 24, 2008, the Offer expired. Based on information provided by U.S. Bank National Association, the depositary for the Offer, a total of 39,301,255 Shares, representing approximately 83.3% of the outstanding Shares (including Shares tendered through guaranteed delivery procedures), were validly tendered and not withdrawn as of the expiration of the Offer. Purchaser accepted all validly tendered and not withdrawn Shares for purchase in accordance with the terms of the Offer and has advised the Company that it will promptly pay for such Shares. Parent has announced that Purchaser has extended the Offer in order to solicit additional Shares for tender into the Offer (the “Subsequent Offering Period”). The Subsequent Offering Period for all of the remaining outstanding and untendered Shares will commence at 9:00 a.m., Eastern Time, on Monday, October 27, 2008. Subject to the terms and conditions of the Offer, the Company’s stockholders tendering Shares during the Subsequent Offering Period will receive $2.65 in cash, without interest, for each Share tendered, which is the same amount paid to holders of Shares who tendered in the Offer. Shares properly tendered during the Subsequent Offering Period will be accepted as they are tendered and paid for promptly by Purchaser. The expiration date of the Subsequent Offering Period is 12:00 midnight, Eastern Time, at the end of Wednesday, October 29, 2008. Procedures for tendering Shares during the Subsequent Offering Period are the same as during the initial offering period with two exceptions: (1) Shares cannot be delivered by the guaranteed delivery procedure, and (2) Shares tendered during the Subsequent Offering Period may not be withdrawn.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NAPSTER, INC.

By:	/s/ Aileen Atkins
Aileen Atkins
Secretary

Dated: October 27, 2008